Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

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Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

March 2005

SBC/AT&T Merger California Poll Results

Public Strategies Inc.

Table of Contents

•  Survey Methodology

•  California Merger Support

•  California Merger Messages

•  Attitudes About Telecom Services and Industry

•  Channels to Use for Californians

Survey Methodology

•  California statewide telephone survey of 1,121 adults

•  Conducted February 15-23, 2005

•  Administered using a probability proportionate to size, random digit dial sample

•  Margin of error ±3.1 percentage points at the 95% confidence interval

California Merger Support

•  Merger does not matter to 57% of Californians

•  Forty-four percent of California adults favor merger; 36% oppose

•  Twenty-four percent of California adults care and oppose merger

California Tracks National Poll

“How much does the merger matter to you — a great deal, somewhat, not very much, not at all?”

NATIONAL POLL	CALIFORNIA POLL

[CHART]	[CHART]

Californians Support Merger at Same Rate as National Respondents

“Do you favor or oppose a merger between SBC and AT&T?”

NATIONAL POLL	CALIFORNIA POLL

[CHART]	[CHART]

California Merger Messages

•  Best merger messages in California:

            •  Combining complementary businesses

            •  Bringing new technology to market faster

            •  Providing AT&T with the financial wherewithal to continue serving customers

•  Best opposition messages in California:

            •  Higher prices

            •  Fewer competitors

            •  Job losses not an impactful message in California in changing opinions about the merger

California Attitudes About Telecom Industry

•  71% of California consumers think telephone prices are reasonable; 29% think cable prices are reasonable

•  California consumers are more satisfied than U.S. consumers with the number of providers for local and long distance service

•  A plurality of California consumers (48%) think government regulations lag behind technology

•  California consumers think communications reforms should be continued (58%), even if SBC and AT&T are allowed to merge

Californians Satisfied with Prices for Telephone Services

“Do you think the price that you pay for telephone/cable service is reasonable or unreasonable?”

TELEPHONE SERVICE	CABLE SERVICE

[CHART]	[CHART]

Californians Satisfied With Number of Service Providers

“Please tell me if you are satisfied or dissatisfied with the number of communications companies available to provide service to you in each of the following areas?”

[GRAPH]

Californians More Satisfied Than National Respondents

“Please tell me if you are satisfied with the number of communications companies available to provide service to you in each of the following areas?”

[GRAPH]

Californians Say Regulations Lag Behind Technology

“Do you think that government regulations keep pace with changes in technology or that regulatory changes lag behind, and slow down new developments in technology?”

[GRAPH]

Californians Think Regulatory Reforms Should Continue

“Should communications regulatory reforms that are already underway be put on hold or continued as planned if SBC & AT&T are allowed to merge?”

[GRAPH]

Channels to Use for Californians

•  Californians look first to TV and next to Internet for business news

•  FCC has the highest credibility rating at 73%, even though it has a low favorability rating at 44%

•  Relevant government organizations have higher credibility in California than either AT&T or SBC

•  SBC, AT&T and Governor Schwarzenegger enjoy the highest favorability ratings in California at 62%

Sources of Business Information for California Respondents

“Which one of the following sources of information do you rely on for business news? (ALLOW MULTIPLE)”

[GRAPH]

SBC and AT&T Have High Favorability Ratings in California

“Please tell me if your opinion of each one is very favorable, somewhat favorable, somewhat unfavorable, or very unfavorable.

[GRAPH]

Credibility Rests With Government Organizations in California

“I’m going to read you a list of individuals and organizations who may offer an opinion or who are potential sources of information on the merger. For each one, please tell me whether you think they are a credible source or not a credible source of information on the merger.”

[GRAPH]

Credibility Rests With Government Organizations in California (Continued)

“I’m going to read you a list of individuals and organizations who may offer an opinion or who are potential sources of information on the merger. For each one, please tell me whether you think they are a credible source or not a credible source of information on the merger.”

[GRAPH]

Contact Information

•  Jeanne Schaaf, PhD., Managing Director

•  David V. Iannelli, Director

•  Joe Emery, Director

98 San Jacinto Blvd., Suite 1200

Austin, Texas 78701

512-474-8848

DISCLAIMER

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.